Mail Stop 3561

March 19, 2010

Mr. James A. Rubright
Chief Executive Officer
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

  Re: Rock-Tenn Company
    Form 10-K for Fiscal Year Ended
    September 30, 2009
    File No. 1-12613

Dear Mr. Rubright:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Brian K Bhandari
      Branch Chief
      Office of Beverages, Apparel and
      Health Care Services

Cc: Robert McIntosh, Esq.
  FAX: (770) 248-4402